EXHIBIT 12

THE WESTERN UNION COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions)

	2006	2005	2004	2003	2002
Earnings:
Income before income taxes	$1,335.1	$1,344.1	$1,098.6	$962.6	$799.3
Fixed charges	56.9	7.9	9.7	2.5	1.5
Other adjustments	(7.2)	(2.3)	—	0.1	(2.8)

Total earnings (a)	$1,384.8	$1,349.7	$1,108.3	$965.2	$798.0

Fixed charges:
Interest expense	$55.2	$6.2	$8.1	$1.2	$0.4
Other adjustments	1.7	1.7	1.6	1.3	1.1

Total fixed charges (b)	$56.9	$7.9	$9.7	$2.5	$1.5

Ratio of earnings to fixed charges (a/b)	24.3	170.8	114.3	386.1	532.0

For purposes of calculating the ratio of earnings to fixed charges, earnings have been calculated by adding income before income taxes, fixed charges, and distributions from equity method investments, and then subtracting income from equity method investments. Fixed charges consist of interest expense and an estimated interest portion of rental expenses. Substantially all of our debt was incurred in connection with our spin-off from First Data which resulted in a lower ratio of earnings to fixed charges during 2006 compared to previous years. Due to the annualized nature of this calculation and timing associated with the debt we incurred in connection with the spin-off on September 29, 2006, we anticipate the ratio of earnings to fixed charges will be lower in 2007.